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05041006

SECU[illegible] [illegible]MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 2/20/

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UBS Global Asset Management (US), Inc

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

51 West 52nd Street
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Moore (312) 525-6103
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM 3/30/2005

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of

____

as of ______________, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

See attached oath or affirmation

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- ☐ (q) Independent Auditor's Supplementary Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

To the best of our knowledge and belief, the accompanying statement of financial condition of UBS Global Asset Management (US) Inc., as of December 31, 2004, is true and correct. We further affirm that neither the Company nor any principal officer or director thereof has any proprietary interest in any account classified solely as that of a client.



(Name) Barry Mandinach
(Title) Chief Executive Officer
UBS Global Asset Management (US) Inc.



(Name) John Moore
(Title) Chief Financial Officer
UBS Global Asset Management (US) Inc.



Subscribed and sworn
To me before this 2/23/04

[illegible]
Notary Public, State of New York
No. [illegible]
Qualified in Nassau County
Commission Expires 7/21/02

STATEMENT OF FINANCIAL CONDITION

UBS Global Asset Management (US) Inc.
(A subsidiary of UBS Americas Inc.)

December 31, 2004
with Report of Independent Registered Public Accounting Firm

UBS Global Asset Management (US) Inc.

Statement of Financial Condition

December 31, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
UBS Global Asset Management (US) Inc.

We have audited the accompanying statement of financial condition of UBS Global Asset Management (US) Inc. (the "Company") as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of UBS Global Asset Management (US) Inc. as of December 31, 2004 in conformity with accounting principles generally accepted in the United States.


Ernst + Young LLP

January 28, 2005

UBS Global Asset Management (US) Inc.

Statement of Financial Condition

December 31, 2004

(In thousands of dollars, except share and per share amounts)

Assets	
Cash	$ 402
Investment in commercial paper	120,837
Receivable from clients	11,899
Receivable from affiliates	24,418
Deferred distribution costs	13,389
Office equipment and leasehold improvements, net of accumulated depreciation and amortization of $7,916	10,990
Deferred income taxes	1,886
Other assets	2,769
Total assets	$ 186,590
Liabilities and Stockholder's equity	
Accrued compensation and benefits	$ 24,258
Payable to affiliates	18,502
Income Tax Payable	1,664
Other accrued liabilities and accounts payable	19,581
Total liabilities	64,005
Stockholder's equity:	
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	1
Additional paid-in-capital	35,473
Retained earnings	87,111
Total stockholder's equity	122,585
Total liabilities and stockholder's equity	$ 186,590

See notes to statement of financial condition.

UBS Global Asset Management (US) Inc.

Notes to Statement of Financial Condition

December 31, 2004
(In thousands of dollars)

1. Organization

The financial statements include the accounts of UBS Global Asset Management (US) Inc. (the "Company"). The Company is a wholly-owned subsidiary of UBS Americas Inc. ("UBS Americas"), a wholly-owned subsidiary of UBS AG ("UBS"). The Company has material transactions with UBS Americas and its subsidiaries and affiliates.

The Company is engaged in the business of providing investment advisory and portfolio management services to individuals, institutions, trusts, pensions, endowments and mutual funds.

On January 1, 2004 Decision Services Incorporated ("DSI") ceased affiliation with UBS Global Asset Management (US) Inc. Prior to 2004, DSI was a wholly-owned subsidiary of UBS Global Asset Management (US) Inc. DSI total equity in the amount of $99 of additional paid-in-capital and $1,104 of accumulated loss were deconsolidated from the financial records of UBS Global Asset Management (US) Inc.

2. Summary of Significant Accounting Policies

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates, and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

The Company depreciates office equipment using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the remaining term of the lease whichever is shorter.

The Company is included in the consolidated federal income tax return and certain combined state and local tax returns of UBS Americas. Federal and state and local taxes are provided on a separate return basis.

The Company's financial instruments are carried at fair value or amounts approximating fair value. Investments in commercial paper are carried at amortized cost, which approximates fair value. Certain receivables and payables and other assets and liabilities are carried at fair value or contracted amounts approximating fair value.

(In thousands of dollars, except share and per share amounts)

3. Investment in Commercial Paper

The ability of the issuers of the commercial paper held to meet their obligations may be affected by economic developments, including those particular to a specific industry or region.

4. Related Party Transactions

The Company clears all transactions for its clients through UBS Financial Services Inc. ("UBS FSI") and other brokers on a fully disclosed basis. UBS FSI carries the accounts of certain of the Company's clients and maintains and preserves books and records pertaining thereto as required by Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934.

5. Deferred Distribution Costs

The Company is responsible for distribution of shares of certain mutual funds to which it provides investment advisory services and certain other mutual funds. In connection with the distribution of certain classes of shares, the Company pays UBS FSI and other third-party brokers a fee based on the value of the fund shares sold by UBS FSI and other third-party brokers. The fees paid to UBS FSI and other third-party brokers are deferred and amortized over the period during which the fund shares are outstanding, but not to exceed six years.

6. Contingent Liabilities

As of December 31, 2004, the Company was contingently liable under an unsecured letter of credit arrangement of $809.

7. Stockholder's Equity

There are 1,000 shares authorized, issued and outstanding of $1 par value common stock. Included as a direct increase to stockholder's equity is the net tax benefit resulting from the exercise and vesting of employees' UBS stock options and restricted stock. The Company declared and paid a dividend in the amount of $25,000 to UBS Americas, during the year.

8. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule. Under the alternative method of computing capital requirements, the Company's net capital shall not be less than $250. As of December 31, 2004 the Company's net capital, as defined, was $66,301, which exceeded the minimum net capital required by $66,051.

8. Regulatory Requirements (continued)

Dividend payments, equity withdrawals and advances are subject to certain notification and other provisions of the net capital rules of the SEC and other regulatory bodies.

9. Employee Incentive Awards

Employees of the Company are covered under various UBS stock option and award plans that provide for the granting of stock options, cash and restricted stock awards, and other stock based awards. Eligible employees are granted nonqualified stock options to purchase shares of UBS common stock at a price not less than the fair market value of the stock on the date the option is granted. The rights generally expire within seven to ten years after the date of grant.

Restricted stock awards are granted to eligible employees whereby shares of UBS common stock are awarded in the name of the employee, who has all rights of a stockholder, subject to certain sale and transfer restrictions. The awards generally contain restrictions on sales and transfers ranging from one to three years. The restricted stock awards are subject to forfeiture if the employee terminates prior to the end of the prescribed restriction period.

10. Employee Benefit Plans

The Company provides health and welfare benefits to employees.

The Company participates with affiliates in a non-contributory defined benefit pension plan that provides retirement benefits to eligible employees. Effective December 2, 2001, the defined benefit pension plan was closed to new participants, and new employees were automatically enrolled into the new defined contribution plan and will earn retirement contributions based on 4% of eligible compensation, subject to certain limitations prescribed by the Internal Revenue Code, beginning January 1, 2002. In addition, existing employees as of December 1, 2001 made an election either to participate in the new defined contribution plan as of January 1, 2002 or to remain in the defined benefit pension plan.

The Company participates with affiliates in postretirement medical, dental, and life insurance coverage. Postretirement medical and dental is contributory, with retiree contributions adjusted annually, and contain other cost sharing features such as deductibles and coinsurance. The postretirement life insurance plan is non-contributory. With respect to postretirement medical and dental, the affiliates' policy is to fund the liability in amounts determined at the discretion of management. With respect to postretirement life insurance, the affiliates' policy is to pay premiums as required by the carrier.

The Company also participates in a defined contribution 401(k) plan.

11. Income Taxes

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, there is a net deferred tax asset ("DTA") of $1,886 which is reflected without reduction for a valuation allowance. The net DTA is composed of a DTA of $2,157, which is primarily attributable to depreciation and employee benefits, offset by a deferred tax liability of $271, which is primarily attributable to valuation of trading assets and investments.